STATEMENT OF ADDITIONAL INFORMATION

CAPSTONE CHURCH CAPITAL FUND

Capstone Church Capital Fund ("Fund") is a non-diversified, closed-end interval fund whose investment objective is to provide a high level of current income. It expects to achieve this objective primarily through investment in church mortgage bonds and church mortgage loans. This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Prospectus for the Fund dated January 28, 2011 ("Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Shares of the Fund, and investors should obtain and read the Prospectus prior to purchasing Shares. A copy of the Prospectus may be obtained without charge, by calling 1-800-262-6631. This Statement of Additional Information incorporates by reference the entire Prospectus and is incorporated by reference in its entirety into the Prospectus.

This Statement of Additional Information is not a prospectus. This Statement of Additional Information is not an offer to sell the Shares and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED JANUARY 28, 2011

TABLE OF CONTENTS
of the
STATEMENT OF ADDITIONAL INFORMATION

January 28, 2011

Investment Objective and Policies and Special Risk Considerations

Investment Restrictions

Trustees and Officers

Code of Ethics

Proxy Voting Policies and Procedures

Control Persons and Principal Holders of Securities

Portfolio Transactions

Management of the Fund

Service Plan

Purchasing Shares of the Fund

Net Asset Value

Performance Information

Taxation

Repurchase of Shares

Independent Registered Public Accounting Firm

Custodian

Financial Statements

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Investment Objective and Policies and Special Risk Considerations
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The Fund's investment objective is to provide a high level of current income. It will pursue this objective primarily through investment in church mortgage bonds and church mortgage loans issued by churches and other Christian non-profit organizations ("Borrowers"). Borrowers operate in a variety of geographic regions. Church mortgage bonds typically are issued for purposes including construction, property purchases or for the refinancing of existing real property. Such bonds are issued pursuant to a trust indenture and typically mature serially over a period from 6 months to as long as 30 years. A first trust deed on the Borrower's real property normally secures these bonds. Church mortgage loans are obligations of Borrowers issued for various purposes, including construction, property purchases or refinancing of existing real property. Borrowers operate in a variety of geographic regions. Church mortgage loans may have maturities ranging from one year to 25 years or longer. Church mortgage loans are typically secured by a first trust deed on the Borrower's real property but may also include loans collateralized by church mortgage bonds. Church mortgage loans are likely to be less liquid than church mortgage bonds. The Fund may purchase participation interests in church mortgage loans, but may, at times, purchase the entirety of a loan. The Fund's net asset value may be affected by changes in Borrower credit quality and other factors with respect to church mortgage bonds, church mortgage loans and other debt obligations in which the Fund invests. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of church mortgage bonds and church mortgage loans and of associated special risk considerations, see "Investment Objective and Policies" and "Special Risk Considerations" in the Prospectus.

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Investment Restrictions
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The Fund's following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority (defined in the Investment Company Act of 1940 ("1940 Act") ) as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund's outstanding Shares. All other investment policies or practices, as well as the Fund's investment objective, are not fundamental policies of the Fund and accordingly may be changed without shareholder approval. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values will not be considered a deviation from policy.
1.
The Fund will operate as a closed-end management company, as defined in Section 5(a)(2) of the Investment Company Act of 1940, as amended and as interpreted or modified from time to time by applicable rule or regulatory authority.

2.	With respect to its Share repurchases:
	a.	The Fund will make Share repurchase offers every 12 months, pursuant to Rule 23c-1 under the 1940 Act, as it may be amended from time to time, commencing September, 2011;
b.
A minimum of 5% of the Fund's outstanding Shares will be subject to each repurchase offer, unless the Board of Trustees establishes a different percentage, which must be no less than 5% or more than 25% of the Fund's outstanding Shares;

	c.	The repurchase request deadline will be 4:00 p.m. Eastern time on the last business day of each 12-month period; and
	d.	There will be a maximum 14 day period between the repurchase request deadline for each repurchase offer and the date on which the Fund's net asset value for that repurchase offer is determined.
Additionally, the Fund may not:
3.
Issue senior securities, except insofar as the Fund may be deemed to have issued a senior security by reason of (i) entering into certain interest rate hedging transactions, (ii) entering into reverse repurchase agreements, or (iii) borrowing money or issuing preferred Shares in amounts not exceeding the asset coverage tests established by Section 18 of the 1940 Act or as otherwise permitted by law.

4.
Act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in connection with the purchase and sale of its portfolio investments in accordance with its investment objective and policies, or when acting as an agent or one of a group of co-agents in originating loans.

5.
Purchase or sell real estate, except that the Fund may purchase (a) securities of issuers that deal in real estate, (b) securities that are directly or indirectly secured by interests in real estate, and (c) securities that represent interest in real estate and the Fund may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests in real estate.

6.
Purchase or sell commodities, or commodity contracts, except that the Fund may (a) enter into financial futures contracts (including stock index, currency and other financial futures contracts, swaps or hybrid instruments) and options thereon in accordance with applicable law and (b) purchase and sell physical commodities if acquired as a result of ownership of securities or other instruments..

7.
Make loans of money or property to any person, except that the Fund may (i) make loans to corporations or other business entities, or enter into leases or other arrangements that have the characteristics of a loan consistent with its investment objective and policies; (ii) lend portfolio instruments; and (iii) acquire securities subject to repurchase agreements.

8.
Concentrate its investments in any industry as that term is defined, interpreted or modified from time to time by applicable rule or regulatory authority, except that the Fund will invest more than 25% of its assets in mortgage and other obligations of church-related issuers.

Applicable law imposes certain asset coverage requirements on a closed-end fund in connection with the issuance of senior securities representing an indebtedness. These requirements may be imposed on borrowings by the Fund (other than certain borrowings from banks and borrowings for temporary purposes). Under these requirements, immediately after any such borrowing or issuance of such senior securities, the Fund must have asset coverage of at least 300%, including the proceeds of such borrowing or issuance. In the event the Fund were to issue senior debt securities, the asset coverage requirements would prohibit the Fund from paying dividends and distributions or from purchasing its Shares unless, at the time the dividends or distributions are declared or such Shares are purchased, the Fund has asset coverage of at least 300% (200% for dividends on preferred stock) after deducting the amount of the dividends, distributions or purchase price of the Shares, as applicable.

Other Investment Policies

There is no limitation on the percentage of the Fund's total assets that may be invested in instruments that are not readily marketable or subject to restrictions on resale, and to the extent the Fund invests in such instruments, the Fund's portfolio should be considered illiquid. The extent to which the Fund invests in such instruments may affect its ability to realize the net asset value ("NAV") of the Fund.

The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund's investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 40%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders.

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Trustees and Executive Officers
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Leadership structure.  The Funds' Board of Trustees ("Board") provides overall supervision of the affairs of the Fund.  The Chairman of the Board, Edward L. Jaroski, is an "interested person" of the Fund.  The other four trustees are independent trustees.  James F. Leary, an independent director, acts as "lead trustee" of the Board, with responsibility for coordinating the work of the independent trustees, leading meetings of independent trustees and assuring that the concerns of the independent trustees are brought to the attention of the full Board and Fund management.  The Board believes that this leadership structure provides appropriate balance, capturing for the Fund's Board the skills and expertise of Fund management and the diversity and independence of views of the outside trustees.

Risk oversight.  The Fund's service providers, including their investment adviser, principal underwriter, administrator, compliance services provider and transfer agent, provide day-to-day risk management of the Fund in their areas of responsibility.  The Board, with the assistance of the Fund's Chief Compliance Officer, oversees the performance of these service providers, including their management of risks.  The Board and its Committees (see "Board Committees," below) meet at least quarterly to review information concerning the Fund's operations and performance, the broader securities markets, and other information relevant to their oversight responsibilities that, among other things, helps them to identify and monitor general and particular risks to the Fund.  The Board's Committees focus on particular types of risks in their areas of responsibility.  It should be noted that not all risks to the Fund can be identified or controlled.  Moreover, certain risks are inherent in the Fund's operations.  See, for example, investment risks described in the Fund's Prospectus.

Qualifications of trustees.  The Fund's trustees, in addition to meeting high standards of integrity and commitment, offer to the Fund a variety of experience relevant to oversight of the Fund, including, in the aggregate, responsible leadership experience in accounting, business operations, strategic planning, investment and service on boards of other entities.  In selecting candidates for trustees, the Nominating Committee considers whether candidates meet high standards of personal and relevant professional experience and can bring diverse points of view to the Board. The Board believes that the trustees' backgrounds bring to the Board a combination of skills that permits them to objectively review, question and evaluate information provided to them by Fund management and to exercise effective business judgment in overseeing the Fund.  Their particular types of experience, as well as those of the Fund's executive officers, are indicated by their occupations described in the following table. All persons named as trustees also serve in that capacity for two other registered investment companies – Steward Funds, Inc.("SFI") and Capstone Series Fund, Inc. ("CSFI").

The business and affairs of the Fund are managed under the direction of the Fund's Board of Trustees and the Fund's officers appointed by the Board of Trustees. The tables below list the Trustees and executive officers of the Fund and their principal occupations during the last five years, other directorships held by the Trustees and their affiliations, if any, with Capstone Asset Management Company ("Adviser") and Capstone Asset Planning Company (the "Distributor").

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships/ Trusteeships Held By Trustee

Interested Trustee

Edward L. Jaroski * 5847 San Felipe, Suite 4100 Houston, TX 77057 Age: 64	Trustee, President & Chairman of the Board	From 2004	President and Director of Capstone Asset Management Company, Capstone Asset Planning Company and Capstone Financial Services, Inc.; President, CEO and Director of Capstone Financial Solutions, LLC and CFS Consulting Services, LLC .	6	Director and finance committee chairman, Theater under the Stars Director-SFI and CSFI

Independent Trustees

John R. Parker 5847 San Felipe, Suite 4100 Houston, TX 77057 Age: 64	Trustee	From 2004	Self-employed Investor Consultant	6	Director-SFI and CSFI

James F. Leary 15851 N. Dallas Parkway #500 Addison, TX 75001 Age: 80	Trustee	From 2004	Financial Consultant; Managing Director of Benefit Capital Southwest	6	Director-Highland Funds Group; Director-Pacesetter Capital Group; Director-Homeowners of America Insurance Company since 2006. Director-SFI and CSFI

Leonard B. Melley, Jr. ** 6216 Yadkin Road Fayetteville, NC 28303 Age: 51	Trustee	From 2004	CEO/President of Freedom Stores, Inc.	6	Director-SFI and CSFI

John M. Briggs, CPA 435 Williams Road Wynnewood, PA 19096-1632 Age: 60	Director	From 2005	CPA, Treasurer, Philadelphia Affiliate of the Susan G. Komen Breast Cancer Foundation since February, 2005; formerly Partner of Briggs, Bunting & Dougherty, LLP, a registered public accounting firm for more than five years.	6	Director-Healthcare Services Group, Inc. Director-SFI and CSFI

Executive Officers

Claude C. Cody, IV 5847 San Felipe Suite 4100 Houston, TX 77057 Age: 59	Sr. Vice President	From January 2010	Sr. Vice President of Capstone Asset Management Company ( 2009 - present); Co-Chairman, CCO, CFO & Portfolio Manager/Analyst of Roger H. Jenswold & Company, Inc from 2005 - present)	N/A	None

Scott Wynant 5847 San Felipe, Suite 4100 Houston, TX 77057 Age: 55	Sr. Vice President	From 2008
Sr. Vice President of Capstone Financial Solutions, LLC and CFS Consulting Services, LLC from November 2008-present; Executive Vice President of AG Financial Wealth Management Solutions, LLC from April 1997 – August 2008.
				N/A	None

Richard A. Nunn 5847 San Felipe, Suite 4100 Houston, TX 77057 Age: 64	Sr. Vice President, Secretary and Chief Compliance Officer	From 2004
Senior Vice President and Chief Compliance Officer of Capstone Asset Management Company; Senior Vice President and Secretary of Capstone Financial Services, Inc.; Senior Vice President and Director of Capstone Asset Planning Company, 2004-2009; Secretary of Capstone Asset Planning Company, 2004-Present; Senior Vice President, CCO and Secretary of Capstone Financial Solutions, LLC from November 2008 – Present; Secretary of CFS Consulting Services, LLC from November 2008-Present; Officer of other Capstone Funds, 2004- present; MGL Consulting Corporation, independent consultants, Vice President Regulatory Affairs, 2000-present
				N/A	None

Kimberly A. Wallis 5847 San Felipe, Suite 4100 Houston, TX 77057 Age: 43	Asst. Vice President Compliance; also, since August 24, 2006, Asst. Secretary	From 2004
Asst. Vice President Compliance and Assistant Secretary of Capstone Asset Management Company; Vice President Compliance, Chief Compliance Officer and Assistant Secretary of Capstone Asset Planning Company; Asst. Vice President Compliance and Asst. Secretary of Capstone Financial Solutions, LLC from November 2008 - Present; Assistant Secretary of CFS Consulting Services, LLC from November 2008 – Present; Officer of other Capstone Funds, 2004-present.
				N/A	None

Carla Homer 5847 San Felipe, Suite 4100 Houston, TX 77057 Age: 51	Treasurer and Principal Financial Accounting Officer	From 2004
Treasurer of Capstone Asset Management Company, Capstone Asset Planning Company and Capstone Financial Services, Inc.; Treasurer of Capstone Financial Solutions, LLC and CFS Consulting Services, LLC from November 2008 – Present; Officer of other Capstone Funds
				N/A	None

*
Mr.  Jaroski is an "interested person" of the Capstone Church Bond Fund, as defined in the Investment Company Act of 1940, because of his position with the Adviser and Administrator and the Distributor.

**	Mr. Melley is married to the sister of Mr. Jaroski's wife.

The Fund has four committees that report to the Board of Trustees. Two of these committees, the Audit Committee and the Nominating/Corporate Governance Committee, are comprised exclusively of independent trustees. The Valuation and Investment Review Committee, and the Compliance Committee are each comprised exclusively of members of the Board of Trustees. Following is a description of each of the committees:

Audit Committee. The purpose of this Committee is to oversee the accounting and financial reporting policies and practices and internal controls of the Fund, and, as appropriate, the internal controls of certain service providers to the Fund; to oversee the quality and objectivity of the Fund's financial statements and the independent audit thereof; and to act as a liaison between the Fund's independent auditors and the full Board. The Committee approves the appointment and compensation of the Fund's auditors and evaluates their independence. It also pre-approves audit and non-audit services provided to the Fund and non-audit provided to certain service providers by the auditor. The Committee is composed entirely of independent members of the Board of Trustees of the Fund. Current Committee members are: John M. Briggs, Chairman; John R. Parker, James F. Leary and Leonard B. Melley. The Committee met 4 times during the Fund's fiscal year ended September 30, 2010.

Compliance Committee. The purpose of this Committee is to oversee management's implementation of internal controls and procedures relating to investment management and trading, sales and service, administration and pricing and regulatory procedures. Current Committee members are: Leonard B. Melley, Chairman; Edward L. Jaroski, John R. Parker, James F. Leary and John M. Briggs. The Committee met 4__ times during the Fund's fiscal year ended September 30, 2010.

Nominating/Corporate Governance Committee. The purpose of this Committee is to select and nominate independent trustees to the Board of Trustees, to nominate members for other Board Committees, and to evaluate and enhance the effectiveness of the Board in its role in governing the Fund and overseeing the management of the Fund. The Committee is composed entirely of independent members of the Board of Trustees of the Fund. Current Committee members are: James F. Leary, Chairman; John R. Parker, Leonard B. Melley and John M. Briggs . The nominating committee will not consider nominees recommended by shareholders. The Committee met 4__ times during the Fund's fiscal year ended September 30, 2010.  The Committee will not consider nominees recommended by shareholders.

Valuation and Investment Review Committee. The purpose of this Committee is to oversee management's implementation of internal controls and procedures relating to the valuations placed on the securities of the Fund, to review and confirm the implementation of changes intended to improve performance, and to evaluate Fund performance. Current Committee members are: John R. Parker, Chairman; Edward L. Jaroski, Leonard B. Melley, James F. Leary, and John M. Briggs. The Committee met 4__ times during the Fund's fiscal year ended September 30, 2010.

The following table provides information about the trustees' ownership of securities in the Fund and in the total Capstone Family of Funds: The following table provides information about the trustees' ownership of securities in the Fund and in the total Capstone Family of Funds:

Directors	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in all Funds Overseen by the Director/Trustee in Capstone Family of Funds
Interested Trustee/Director
Edward L. Jaroski	None	over $100,000

Independent Trustees/Directors:
John M. Briggs	None	$1 - $10,000
James F. Leary	$10,001-$50,000	$10,001-$50,000
Leonard B. Melley, Jr.	None	$10,001-$50,000
John R. Parker	None	$1 - $10,000

*	Information provided as of December 31, 2010.

As of December 31, 2010, the independent trustees, and/or any of their immediate family members, did not own any securities issued by CAMCO or the Fund's principal underwriter or any company controlling, controlled by or under common control with those entities.

The trustees and officers of the Fund as a group own less than one percent of the outstanding shares of the Fund. Each independent trustee serves as a director or trustee on the boards of the registered investment companies comprising the Capstone Family of Funds. Through December 31, 2010, the independent directors/trustees were entitled to $2,500 per Board meeting attended and were paid an annual retainer of $11,000. The Lead Director was paid additional $3,000.  Effective January 1, 2011, the annual retainer is increased to 13,500 and the Lead Director is paid $4,000.  All fees received by the directors/trustees are allocated among the portfolios in the Capstone Family of Funds based on net assets. The directors/trustees and officers of the registered investment companies comprising the Capstone Family of Funds are also reimbursed for expenses incurred in attending meetings of the Boards of Directors/Trustees.

The following table represents the compensation received by the Fund's independent directors/trustees during fiscal 2010 from the Capstone Family of Funds.

Name of Person, Position	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Capstone Family of Funds Paid to Directors/Trustees (3)

James F. Leary, Director/Trustee(1)(2)	$2289	$0	$0	$24,000

John R. Parker, Director/Trustee(1)(2)	$2,003	$0	$0	$21,000

Leonard B. Melley, Director/Trustee(1)(2)	$2,003	$0	$0	$21,000

John M. Briggs(1)(2) Director/Trustee	$2,003	$0	$0	$21,000

(1)	Also director of Steward Funds, Inc. ("SFI")

(2)	Also director of Capstone Series Fund Inc. ("CSFI")

(3)	The Fund Complex consists of SFI, CSFI and Capstone Church Capital Fund ("CCBF"). SFI has 4 portfolios, CSFI has 1 portfolio and CCBF has 1 portfolio.

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Code of Ethics
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The Fund, the Adviser and the Distributor have adopted codes of ethics (collectively, the "Code of Ethics") that set forth general and specific standards relating to the securities trading activities of their employees. The Code of Ethics does not prohibit employees from acquiring securities that may be purchased or held by the Fund, but is intended to ensure that all employees conduct their personal transactions in a manner that does not interfere with the portfolio transactions of the Fund or other Capstone funds, or that such employees take unfair advantage of their relationship with the Fund. Among other things, the Code of Ethics prohibits certain types of transactions absent prior approval, imposes various trading restrictions (such as time periods during which personal transactions may or may not be made) and requires quarterly reporting of securities transactions and other matters. All reportable securities transactions and other required reports are to be reviewed by appropriate personnel for compliance with the Code of Ethics. Additional restrictions apply to portfolio managers, traders, research analysts and others who may have access to nonpublic information about the trading activities of the Fund or other Capstone funds or who otherwise are involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel. The Code of Ethics can be reviewed and copied at the Public Reference Room of the U.S. Securities and Exchange Commission ("SEC") in Washington, D.C. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Additionally, the Code of Ethics is available on the EDGAR Database on the SEC's Internet website at http://www.sec.gov. Copies of the Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

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Control Persons and Principal Holders of Securities
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Control is defined by the 1940 Act as the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company. A control person may be able to take action regarding the Fund without the consent or approval of other shareholders. As of January 19,  2011. no person owned beneficially or of record more than 25% of the Fund. As of January 19,___, 2011, the trustees and officers of the Fund as a group owned less than 1% of any class of the Fund's outstanding shares. As of January 19,___, 2011, to the knowledge of the Fund, no person owned beneficially or of record more than 5% of the outstanding shares of any class of the Fund.

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Portfolio Transactions
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With respect to the purchase and sale of church mortgage bonds and church mortgage loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund. The Adviser will determine the broker-dealers and underwriters from whom the Fund will purchase these instruments by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The illiquidity of church mortgage bonds and church mortgage loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase these instruments at a fair price should the Fund desire to sell such investments. See "Special Risk Considerations" in the Prospectus.  With respect to investments other than in church mortgage bonds and church mortgage loans, the Adviser will place orders for portfolio transactions for the Fund with broker-dealer firms giving consideration to the quality, quantity and nature of each firm's professional services. These services include execution, clearance procedures, wire service quotations and statistical and other research information provided to the Fund and the Adviser, including quotations necessary to determine the value of the Fund's net assets. Any research benefits so obtained are available for all clients of the Adviser and not all such services will necessarily be used in connection with the Fund. Because statistical and other research information only supplements the research efforts of the Adviser and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to reduce materially its expenses.

If it is believed to be in the best interest of the Fund, the Adviser may place portfolio transactions with brokers who provide the types of services described above, even if the Fund will have to pay a higher commission (or, if the broker's profit is part of the cost of the security, will have to pay a higher price for the security) than would be the case if the Adviser did not consider the broker's furnishing of such services. This will be done, however only if, in the opinion of the Adviser, the amount of additional commission or increased cost is reasonable in relation to the value of the services.

If purchases or sales of financial instruments for the Fund and for one or more other investment companies or clients advised by the Adviser are considered at or about the same time, transactions in such financial instruments will be allocated among the several investment companies and clients, in a manner deemed equitable by the Adviser, to each such investment company or client, taking into account their respective sizes and the aggregate amount of financial instruments to be purchased or sold.

Although the Adviser will be responsible for the management of the Fund's portfolio, the policies and practices in this regard must be consistent with the foregoing and will be subject at all times to review by the trustees of the Fund. The Fund anticipates that the annual portfolio turnover rate will not exceed 40%.

The Fund's portfolio transactions do not involve the payment of brokerage commissions.

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Management of the Fund
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The Adviser and Administrator

Pursuant to the terms of an investment advisory agreement dated October 3, 2005, ("CAMCO Agreement") the Fund employs CAMCO, to furnish investment advisory services for the Fund. CAMCO was formed in 1982 as a wholly-owned subsidiary of Capstone Financial Services, Inc. CAMCO is located at 5847 San Felipe, Suite 4100, Houston, Texas 77057. CAMCO provides investment management services to pension and profit sharing accounts, corporations and individuals, and serves as investment adviser and/or administrator to four registered investment companies. As of the date of this SAI, CAMCO manages over $4.2 billion in assets.

Investment Advisory Agreement

The CAMCO Agreement provides that CAMCO shall have full discretion to manage the assets of the Fund in accordance with its investment objective and policies and the terms of the Fund's Declaration of Trust. CAMCO is authorized, with the consent of the trustees and in accordance with applicable legal requirements, to engage sub-advisers for the Funds. CAMCO has sole authority to select broker-dealers to execute transactions for the Fund, subject to the reserved authority of the trustees to designate particular broker-dealers for this purpose. The CAMCO Agreement provides that CAMCO will generally not be liable in connection with its services except for acts or omissions that constitute misfeasance, bad faith or gross negligence, and CAMCO shall not be liable for the acts of third parties.

For its services, CAMCO receives investment advisory fees monthly, in arrears, from Capstone Church Capital Fund at the following annual rates, which are applied to the average daily net assets of the Fund.

Annual Fee rate as a percentage of average daily net assets:
0.45% of the first $500 million
0.40% of the next $500 million
0.375% of assets over $1 billion

Pursuant to the CAMCO Agreement, CAMCO pays the compensation and expenses of all of its trustees, officers and employees who serve as officers and executive employees of the Fund (including the Fund's share of payroll taxes), except expenses of travel to attend meetings of the Fund's Board of Trustees or committees or advisers to the Board. CAMCO also agrees to make available, without expense to the Fund, the services of its trustees, officers and employees who serve as officers of the Fund.

The CAMCO Agreement provides that CAMCO shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the agreement relates except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of CAMCO in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the CAMCO Agreement, and that CAMCO shall not be liable for the acts of third parties.

The CAMCO Agreement, after its initial two year period, remains in effect from year to year, provided the renewal of the CAMCO Agreement is specifically approved (a) by the Fund's Board of Trustees or by vote of a majority of the Fund's outstanding voting securities, and (b) by the affirmative vote of a majority of the trustees who are not parties to the CAMCO Agreement or interested persons of any such party, by votes cast in person at a meeting called for such purpose. The CAMCO Agreement may be terminated (a) at any time without penalty by the Fund upon the vote of a majority of the trustees or, by vote of the majority of the Fund's outstanding voting securities, upon 60 days' written notice to the Adviser or (b) by the Adviser at any time without penalty, upon 90 days' written notice to the Fund. The CAMCO Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

Portfolio Management

The portfolio manager is Claude C Cody.  Claude Cody began his investment career in 1976 as a  securities analyst for American General Insurance Company in Houston.  Later he was promoted to portfolio manager in the equity department.  After American General, Mr. Cody managed fixed income and equity portfolios for a variety of financial institutions that included pension funds, savings institutions, insurance companies and mutual funds.  Most recently, he was a Senior Portfolio Manager at AIM Management and was responsible for the AIM Balanced Fund.  Mr. Cody joined Capstone Asset Management Company as a Senior Vice President in 2009 and became a co-lead portfolio manager of the Fund on January 28, 2010.  Effective August 1, 2010, Mr. Cody became the Fund's sole portfolio manager.

The numbers of registered investment company accounts and private accounts, and assets in each category, managed by the portfolio manager as of September 30, 2010 is indicated in the following table. The portfolio manager referenced in the table below does not manage any pooled investment vehicles other than registered investment companies.

Portfolio Manager	Number of Registered Investment Companies	Assets under management (in millions)	Number of Private Accounts	Assets under management (in millions)	Total Assets (in millions)

Claude C. Cody	2	$187,438,000	63	$51,010,316	$238,448,316

None of the accounts managed by the  portfolio manager has a performance fee-based investment advisory fee. The compensation of the portfolio manager is derived  75% from base salary and 25% from  CAMCO's profit sharing plan. The portfolio manager participates in normal corporate benefits, including group life and health insurance, 401(k) plan with a corporate matching contribution calculated in the same manner as for all other participating employees, and vacation.

Ownership of Securities:

The following table shows the dollar range of shares of the Fund owned by the portfolio manager as of September 30, 2010, including investments by his immediate family members and amounts invested through retirement and deferred compensation plans.

Portfolio Manager	Dollar Range of Fund Shares Owned

Claude C. Cody	$0

Administration Agreement and Compliance Services Agreement

Pursuant to an Administration Agreement dated October 3, 2005, CAMCO supervises all aspects of the Fund's operations. It oversees the performance of administrative and professional services to the Fund by others; provides office facilities; prepares reports to shareholders and the SEC; and provides personnel for supervisory, administrative and clerical functions. Except as noted below, under "Service Plan", the costs of these services are borne by CAMCO. For these services, the Fund will pay to CAMCO a fee, calculated daily and payable monthly in arrears, equal to the following annual rates, based on the average daily net assets of the Fund: .075% of the first $500 million, .060% on the next $500 million; and .050% on assets over $1 billion.   Effective   May 1, 2010,   the Fund also pays CAMCO a monthly fee for regulatory compliance services at an annual rate of  0.025% of the average daily net assets of the Fund.

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Service Plan
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The Fund has adopted a Service Plan ("Service Plan") for its Shares designed to meet the service fee requirements of the sales charge rule of the Financial Industry Regulatory Authority ("FINRA"). The Service Plan has been approved by the trustees of the Fund, who have no direct or indirect financial interest in the Service Plan, and by all of the trustees of the Fund.

The Service Plan provides that the Fund may make payments of service fees for personal services and/or the maintenance of shareholder accounts to Capstone Asset Planning Company ("CAPCO"), the Fund's distributor and broker-dealers and other persons in amounts not exceeding 0.25% of the Fund's average daily net assets attributable to the Shares for any fiscal year.

The Service Plan shall continue in effect indefinitely for so long as such continuance is approved at least annually by the vote of both a majority of (i) the trustees of the Fund who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Service Plan or any agreements related to the Service Plan ("Plan Trustees") and (ii) all of the trustees then in office cast in person at a meeting (or meetings) called for the purpose of voting on this Service Plan. The Service Plan may not be amended to increase materially the payments described herein without approval of the Funds' shareholders and all material amendments of the Plan must also be approved by the trustees of the Fund in the manner described above. The Service Plan may be terminated at any time by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting Shares of the Fund. Under the Service Plan, the trustees shall review at least quarterly a written report of the amounts expended under the Service Plan, if any, and the purposes for which such expenditures were made.

It is possible that the Fund may apply for an exemptive order from the SEC to permit it to use fees under this Plan to pay for distribution-related expenses. In the event such an order is obtained, the fee payable under the Plan would not increase.

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Purchasing Shares of the Fund
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The Fund offers its Shares through securities dealers who have an agreement with CAPCO. A securities dealer includes any financial institution that, either directly or through affiliates, has an agreement with CAPCO to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity. Banks and financial institutions that sell Shares of the Fund may be required by state law to register as securities dealers. If you buy or sell Shares through your securities dealer, you may be charged a transaction processing fee by your securities dealer. Your securities dealer will provide you with specific information about any transaction processing fees you will be charged.

Shares are sold at the Fund's net asset value per Share plus any applicable sales charge. All checks, drafts, wires and other payment mediums used to buy or sell Shares of the Fund must be denominated in U.S. dollars. The Fund may deduct any applicable banking charges imposed by the bank from your account.

When you buy Shares, if you submit a check or a draft that is returned unpaid to the Fund, the Fund may impose a $30 charge against your account for each returned item.

If you buy Shares through the reinvestment of dividends, the Shares will be purchased at the net asset value determined on the business day following the dividend record date (sometimes known as the "ex-dividend date"). The processing date for the reinvestment of dividends may vary and does not affect the amount or value of the Shares acquired.

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Net Asset Value
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The net asset value per share of the Fund's Shares is determined by calculating the total value of the Fund's assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding. The net asset value will be computed as of the close of business on the New York Stock Exchange on each day both the New York Stock Exchange and the U.S. bond markets are open for business ("Business Day"), unless otherwise permitted by applicable law.

Church mortgage bonds will be valued by the Fund following valuation guidelines established and periodically reviewed by the Fund's Board of Trustees. Under the valuation guidelines, securities for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes. Church mortgage bonds for which reliable market quotes are not readily available are valued at fair value in good faith following procedures established by the Board of Trustees. Subject to criteria established by the Fund's Board of Trustees, such church mortgage bonds will be valued by independent pricing sources approved by the Fund's Board of Trustees based upon pricing models developed, maintained and operated by those pricing sources or valued by the Adviser, by considering a number of factors including market indicators, transactions in instruments which the Adviser believes may be comparable (including comparable credit quality, interest rate, and maturity), the credit worthiness of the Borrower, the current interest rate, and the maturity of the church mortgage bonds. The fair values of church mortgage bonds are reviewed and approved by the Fund's Valuation and Investment Review Committee and by the Fund's Board. To the extent that an active secondary trading market in church mortgage bonds develops to a reliable degree, the Fund may rely to an increasing extent on market prices and quotations in valuing church mortgage bonds in the Fund's portfolio. The Fund and Trustees will continue to monitor developments in the church mortgage bond market and will make modifications to the current valuation methodology as deemed appropriate. A similar procedure will be used to value church mortgage loans held or to be purchased by the Fund.  It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Securities other than church mortgage bonds and church mortgage loans held in the Fund's portfolio (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for the securities, or the mean price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

Short-term obligations held by the Fund that mature in 60 days or less are valued at amortized cost if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Trustees.

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Performance Information
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The Fund's distribution rate is calculated on a quarterly basis by annualizing the dividend declared in the quarter and dividing the resulting annualized dividend amount by the Fund's corresponding quarter-end NAV. The distribution rate is based solely on the actual dividends and distributions which are made at the discretion of management. The distribution rate may or may not include all investment income, and ordinarily will not include capital gains or losses, if any.

Total return and distribution rate and compounded distribution rate figures utilized by the Fund are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and NAV per share can be expected to fluctuate over time. Total return will vary depending on market conditions, the church mortgage bond and church mortgage loan market, and other securities comprising the Fund's portfolio, the Fund's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

The Fund may from time to time include figures indicating total return or average annual total return in advertisements or reports to shareholders or prospective investors. Average annual total return and total return figures are calculated for each class of Shares and represent the increase (or decrease) in the value of an investment in a class of Shares of a Fund over a specified period. Both calculations assume that all income dividends and capital gain distributions during the period are reinvested at net asset value in additional Shares of that class.

Average annual total return and total return figures represent the increase (or decrease) in the value of an investment in a class of Shares of a Fund over a specified period. Both calculations assume that all income dividends and capital gains distributions during the period are reinvested at net asset value in additional Shares of the class.

Quotations of the average annual total return reflect the deduction of a proportional share of class expenses on an annual basis. The results, which are annualized, represent an average annual compounded rate of return on a hypothetical investment in the particular class of Shares of a Fund over a period of 1, 5 and 10 years ending on the most recent calendar quarter, or the life of the Fund or class, calculated pursuant to the following formula:
[P(1 + T)n = ERV]

Where P =	a hypothetical initial payment of $1,000,

T =	the average annual total return,

N =	the number of years, and

ERV =	the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period.

Quotations of total return, which are not annualized, represent historical earnings and asset value fluctuations of a class of Shares. Total return is based on past performance and is not a guarantee of future results.

Performance information for a Fund may be compared, in reports and promotional literature, to: (i) appropriate unmanaged indices of performance of various types of investments, so that investors may compare a Fund's results with those of indices widely regarded by investors as representative of the securities markets in general; (ii) other groups of mutual funds tracked by Lipper Analytical Services, a widely used independent research firm that ranks mutual funds by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank mutual funds on overall performance or other criteria; and (iii) the Consumer Price Index (a measure of inflation) to assess the real rate of return from an investment in a Fund. Unmanaged indices may assume the reinvestment of dividends, but generally do not reflect deductions for taxes, administrative and management costs and expenses.

Performance information for a Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period on which the calculations are based. Performance information should be considered in light of a Fund's investment objectives and policies, the types and quality of the Fund's portfolio investments, market conditions during the particular time period and operating expenses. Such information should not be considered as a representation of a Fund's future performance.

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Taxation             To be updated

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The Fund intends to elect and qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets.

If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders and designated as capital gain dividends. As a Delaware statutory trust, the Fund will not be subject to any excise or income taxes in Delaware as long as it qualifies as a regulated investment company for federal income tax purposes.

To avoid a 4% excise tax, the Fund will be required to distribute, by December 31 of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31 of such year), plus any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of the Fund will be treated as having been distributed.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of the Fund's earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

Some of the Fund's investment practices are subject to special provisions of the Code that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited) and/or (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement and the distribution requirements for avoiding income and excise taxes. The Fund will monitor its transactions and may make certain tax elections to mitigate the effect of these rules and to prevent disqualification of the Fund as a regulated investment company.

Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to shareholders. For example, with respect to securities issued at a discount, the Fund will be required to accrue as income each year a portion of the discount and to distribute such income each year to maintain its qualification as a regulated investment company and to avoid income and excise taxes. To generate sufficient cash to make distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to dispose of securities that it would otherwise have continued to hold.

Distributions to Shareholders. Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund's net capital gains designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains, regardless of the length of time Shares have been held by such shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a shareholder's Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such shareholder (assuming such Shares are held as a capital asset). The Jobs and Growth Tax Relief Reconciliation Act of 2003, as amended by the Tax Increase Prevention and Reconciliation Act of 2005, contains provisions that reduce the U.S. federal income tax rates on (1) long-term capital gains received by individuals and (2) "qualified dividend income" received by individuals from certain domestic and foreign corporations. The reduced rates apply to long-term capital gains from sales or exchanges in taxable years ending on or after May 6, 2003 and cease to apply for taxable years beginning after December 31, 2010. Because the Fund intends to invest primarily in church mortgage bonds and church mortgage loans, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to "qualified dividend income." Distributions from the Fund designated as capital gain dividends should be eligible for the reduced rate applicable to long-term capital gains, however. For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), see "Capital Gains Rates" below. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Shareholders receiving distributions in the form of additional Shares issued by the Fund will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Shares received, determined as of the distribution date. The basis of such Shares will be equal to their fair market value on the distribution date.

Dividends generally will be treated as distributed when paid. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

Sale of Shares. The sale of Shares (including transfers in connection with a redemption or repurchase of Shares) may be a taxable transaction for federal income tax purposes. Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares are held as a capital asset, the gain or loss will be a capital gain or loss. For a summary of the maximum tax rates applicable to capital gains, see "Capital Gains Rates" below.

It is possible that, in connection with a tender offer, distributions to tendering shareholders may be subject to tax as ordinary income (rather than gain or loss), which in turn may result in deemed distributions being subject to tax as ordinary income for non-tendering shareholders. The federal income tax consequences of the repurchase of Shares pursuant to a tender offer will be disclosed in the related offering documents.

Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

Capital Gains Rates. As a consequence of the Jobs and Growth Tax Relief Reconciliation Act of 2003,   as amended by the Tax Increase Prevention and Reconciliation Act of 2005, the maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less, (ii) for taxable years ending on or after May 6, 2003, 15% for capital assets held for more than one year or (iii) for taxable years beginning after December 31, 2010, 20% for capital assets held for more than one year. The maximum long-term capital gains rate for corporations is 35%.

Withholding on Payments to Non-U.S. Shareholders. For purposes of this and the following paragraphs, a "Non-U.S. Shareholder" includes any shareholder who is not:
•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A Non-U.S. Shareholder generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate), rather than backup withholding (discussed below), on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a U.S. trade or business carried on by such shareholder, provided that the shareholder furnishes to the Fund a properly completed Internal Revenue Service ("IRS") Form W-8BEN certifying the shareholder's non-United States status.

Non-effectively connected capital gain dividends and gains realized from the sale of Shares will not be subject to U.S. federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their Shares. See "Backup Withholding" and "Information Reporting" below.

If income from the Fund or gains realized from the sale of Shares are effectively connected with a Non-U.S. Shareholder's U.S. trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to U.S. federal income tax on a net basis at the tax rates applicable to U.S. citizens and residents or domestic corporations. To establish that income from the Fund or gains realized from the sale of Shares are effectively connected with a U.S. trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's U.S. trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a U.S. trade or business.

The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN certifying their entitlement to the benefits. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, both the entity and the persons holding an interest in the entity will need to provide certification. For example, an individual Non-U.S. Shareholder who holds Shares in the Fund through a non-U.S. partnership must provide an IRS Form W-8BEN to claim the benefits of an applicable tax treaty. Non-U.S. Shareholders are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of Shares of the Fund.

Backup Withholding. The Fund may be required to withhold federal income tax ("backup withholding") from dividends and proceeds from the repurchase of Shares paid to non-corporate shareholders. This tax may be withheld from dividends paid to a shareholder (other than a Non-U.S. Shareholder) if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number, (ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that taxpayer identification number provided is correct, that the shareholder is not subject to backup withholding and that the shareholder is a U.S. person (as defined for U.S. federal income tax purposes). Repurchase proceeds may be subject to backup withholding under the circumstances described in (i) above.

Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the sale of Shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Information Reporting. The Fund must report annually to the IRS and to each shareholder (other than a Non-U.S. Shareholder) the amount of dividends, capital gain dividends or gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such Non-U.S. Shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.

General. The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their advisers regarding the specific federal tax consequences of purchasing, holding and disposing of Shares, as well as the effects of state, local and foreign tax law and any proposed tax law changes.

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Repurchase of Shares
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The Fund may from time to time enter into one or more credit agreements to provide the Fund with additional liquidity to meet its obligations to purchase Shares pursuant to any repurchase offer it may make. The Fund intends to repay any advances under any such credit agreements from proceeds from the interest and principal payments of its portfolio securities and from the sale of Shares.

During the pendency of any repurchase offer by the Fund, the Fund will calculate daily, on each Business Day (except as otherwise in accordance with applicable law), the net asset value of the Shares and will establish procedures which will be specified in the repurchase offer notification to enable shareholders to ascertain readily such net asset value. Each repurchase offer will be made and shareholders notified in accordance with the requirements of applicable law. Each notification will contain such information as is prescribed by applicable law and regulations.

Shares tendered for repurchase that have been accepted and repurchased by the Fund will be held in treasury and may be retired by the Board of Trustees. Treasury Shares will be recorded and reported as an offset to shareholders' equity and accordingly will reduce the Fund's total assets. If Treasury Shares are retired, Shares issued and outstanding and capital in excess of par value will be reduced accordingly.

If the Fund must liquidate portfolio securities in order to repurchase Shares tendered, the Fund may realize gains and losses.

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Independent Registered Public Accounting Firm
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[To be updated by amendment], the independent registered public accounting firm for the Fund, performs annual audits of the Fund's financial statements.

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Custodian
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All securities owned by the Fund and all cash, including proceeds from the sale of Shares of the Fund and of securities in the Fund's investment portfolios, are held by Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, as custodian.

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Financial Statements
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The Financial Statements and independent registered public accounting firm's Report thereon contained in the Fund's annual report dated September 30, 2010 are incorporated by reference in this Statement of Additional Information. The Fund's annual report is available upon request, without charge, by writing to the Fund at 5847 San Felipe, Suite 4100, Houston, TX 77057, or by calling 1-800-262-6631.